Exhibit 99.3

TENDER AND SUPPORT AGREEMENT

THIS TENDER AND SUPPORT AGREEMENT (this “Agreement”) is entered into as of August [•], 2023, by and between Renesas Electronics Corporation, a Japanese corporation (“Parent”) and [•] (“Shareholder”).

RECITALS

A.

Parent and Sequans Communications S.A., a société anonyme organized under the laws of France (the “Company”) are entering into a Memorandum of Understanding of even date herewith (the “MoU”), pursuant to which, among other things, Parent is seeking to (i) acquire all the outstanding ordinary shares, nominal value of €0.01 per share, of the Company (the “Company Shares”), including Company Shares represented by American Depositary Shares (the “ADSs”), and Company Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares, pursuant to a cash tender offer and (ii) with respect to the Company RSAs, Company Share Options and Company Warrants, implement the cash payment arrangement and the other various liquidity mechanisms described in the MoU with respect thereto, each upon the terms and subject to the conditions set forth in Sections 3.5.1, 3.5.2 and 3.5.3 of the MoU.

B.

Shareholder is a holder of record and/or the beneficial owner of the Shareholder’s Subject Securities (as defined below) (as applicable) as set forth opposite the name of the Shareholder on Exhibit A hereto.

C.

As a condition to the willingness of Parent to enter into the MoU and as an inducement in consideration therefor, Shareholder has agreed to enter into this Agreement and tender and vote Shareholder’s Subject Securities as described herein.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used, but not defined, in this Agreement shall have the respective meanings assigned to those terms in the MoU.

(b) Shareholder is deemed to “Own” or to have acquired “Ownership” of a security if Shareholder: (i) is the record owner of such security; or (ii) is the beneficial owner of such security.

(c) “beneficial owner”, with respect to any Company Shares and/or ADSs, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act, as amended.

(d) “Permitted Lien” shall mean any Lien arising (i) hereunder (in connection therewith any restrictions on transfer or any other Lien that has been waived by appropriate consent) and (ii) under applicable securities laws.

(e) “Subject Securities” means, collectively, (i) all Company Shares or ADSs Owned by Shareholder as of the date of this Agreement; and (ii) all additional Company Shares or ADSs of which Shareholder acquires Ownership prior to the Offer Acceptance Time, including as a result of the exercise of vested Company Share Options, or the exercise of vested Company Warrants or the vesting of Company RSAs.

(f) “Subsequent Offer” means any extension of the Offer by Purchaser pursuant to Section 3.2.6 of the MoU.

SECTION 2. TRANSFER OF SUBJECT SECURITIES

(a) Restriction on Transfer of Subject Securities. Subject to Section 2(b), Shareholder shall not, and in the case of a corporate entity, Shareholder shall cause each of its subsidiaries not to directly or indirectly, (i) sell, pledge, create a Lien with respect to (other than a Permitted Lien), assign, exchange, transfer, grant an option with respect to, enter into any derivative arrangement with respect to or otherwise dispose of any or all of the Subject Securities or any interest in the Subject Securities, (ii) deposit the Subject Securities or any interest in the Subject Securities into a voting trust or enter into a voting agreement or arrangement with respect to any of his, her or its Subject Securities or grant any proxy or power of attorney with respect thereto, (iii) tender, agree to tender or permit to be tendered any of the Subject Securities in response to or otherwise in connection with any tender or exchange offer other than the Offer or any Subsequent Offer, (iv) enter into any contract, commitment, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, pledge, creation of a Lien (other than a Permitted Lien), exchange, transfer, entry into any derivative arrangement or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of the Subject Securities or any interest in the Subject Securities or (v) otherwise take any action with respect to any of the Subject Securities that would restrict, limit or interfere with the performance of any of Shareholder’s obligations under this Agreement (any such action in clause (i), (ii), (iii), (iv) or (v) above, a “Transfer”).

(b) Permitted Transfers. Section 2(a) shall not prohibit a Transfer of Subject Securities by Shareholder (i) for the avoidance of doubt, to exercise any Company Share Option or any Company Warrant or enter into, or implement, the cash payment, the Option Liquidity Mechanism described in Section 3.5.1(b) of the MoU, the Unsellable Share Liquidity Mechanism described in Section 3.5.2(a) of the MoU, the RSA Cancellation Agreement described in Section 3.5.2(b)(i), the cash settlement and grant replacement described in Section 3.5.2(b) of the MoU, the Warrant Liquidity Mechanism described in Section 3.5.3(a) of the MoU and the cash settlement described in Section 3.5.3(b) respectively, (ii) if Shareholder is an individual, (x) to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or (y) upon the death of Shareholder to Shareholder’s heirs or (z) any charitable foundation or organization qualified under applicable Tax Law; (iii) if Shareholder is a limited partnership or limited liability company, to a partner or member of Shareholder, or (iv) if Shareholder is an entity, to an Affiliate under common control with Shareholder; provided, however, that a Transfer referred to in clauses (ii) through (iv) of this sentence shall be permitted only if, as a condition precedent to the effectiveness of such Transfer, the transferee agrees in a writing reasonably satisfactory in form and substance to Parent, to be bound by the applicable terms of this Agreement.

(c) Involuntary Transfer. If any involuntary Transfer of any of the Subject Securities shall occur (including, but not limited to, a sale by Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities, obligations, agreements and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

SECTION 3. TENDER OF SUBJECT SECURITIES

(a) Tender of Subject Securities. Unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby agrees to validly tender the Subject Securities (other than any Unsellable Company Shares that are not available for tender; provided that, Shareholder has entered into the Unsellable Share Liquidity Mechanism contemplated by Section 3.5.2(a) (collectively, the “Tender Shares”), or cause such Shareholder’s Tender Shares to be validly and tendered, into the Offer pursuant to the terms of the Offer applicable to such Subject Securities (including by instructing Shareholder’s broker or such other person who is the holder of record of any Subject Shares to tender such shares into the Offer pursuant to the terms of the Offer) promptly following, and in any event no later than the fifth Business Day following the Commencement Date or if Shareholder has not received the Offer Documents by such time, within two Business Days following receipt of such documents but in any event prior to the Expiration Date. If Shareholder acquires Tender Shares after the date hereof, unless this Agreement shall have been terminated in accordance with its terms, Shareholder shall tender or cause to be tendered such Tender Shares on or before the Expiration Date. If Shareholder acquires Tender Shares after the Expiration Date, unless this Agreement shall have been terminated in accordance with its terms, Shareholder shall tender or cause to be tendered such Tender Shares, in the manner applicable to such Tender Shares as set forth in the Offer, before the expiration of any Subsequent Offer. Unless this Agreement shall have been terminated in accordance with its terms, Shareholder will not withdraw the Tender Shares, or cause the Tender Shares to be withdrawn, from the Offer at any time.

(b) Return of Subject Securities. If the Offer is terminated or withdrawn, or the MoU is terminated prior to the purchase of the Subject Securities in the Offer, Parent shall promptly return, and shall cause any depository acting on behalf of Parent to return, all Subject Securities tendered by Shareholder in the Offer to Shareholder.

(c) Treatment of Equity Based Awards. Unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby acknowledges and accepts the provisions of Section 3.5 of the MoU and undertakes to negotiate in good faith and enter into any agreement and take all other actions, to the extent permitted by applicable Laws, required to implement, with respect to the equity-based awards that were or will be granted to Shareholder, the mechanisms set out in Section 3.5 of the MoU, including the Option Liquidity Mechanism, the Unsellable Share Liquidity Mechanism, the RSA Cancellation Agreement, the Warrant Liquidity Mechanism and the Warrant Cancellation Agreement, in each case to the extent applicable to Shareholder.

SECTION 4. VOTING OF SUBJECT SECURITIES

Unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby unconditionally agrees that, at any meeting of the shareholders of the Company, however called, and in any action by shareholders of the Company other than at a meeting (including by written consent or by other written instrument, or otherwise), unless otherwise directed in writing by Parent, Shareholder shall:

(a) cause all of the Subject Securities to be counted as present thereat for purposes of determining a quorum;

(b) to the fullest extent that the Subject Securities are entitled to vote thereon, cause the Subject Securities to be voted:

(i) in favor of each of the transactions contemplated by the MoU (including, but not limited to, the Offer, the Post-Offer Reorganization or any part thereof, the Post-Merger Reorganization or any part thereof and each of the other Transactions) following the time at which the Company Board approves or recommends any of such transactions to the shareholders of the Company and any other matter necessary for the consummation of any of such transactions;

(ii) in favor of any proposal to adjourn or postpone any meeting of the shareholders of the Company to a later date, if there are not sufficient votes for the approval of the transactions contemplated by the MoU on the date on which such meeting is held;

(iii) against any action or agreement that Shareholder knows is reasonably likely to result in a breach of any representation, warranty, covenant or obligation of the Company in the MoU in a manner that would cause a failure of a condition to the Offer set forth in Section 8.2 of the MoU; and

(iv) against the following actions (other than the Offer, any Subsequent Offer, the Post-Offer Reorganization or any part thereof, the Post-Merger Reorganization or any part thereof and the other transactions expressly contemplated by the MoU): (A) any Alternate Proposal, (B) any amendment to the Company’s Organizational Documents that is prohibited by the MoU, (C) any change in the authorized capitalization of the Company or the Company’s corporate structure (other than as set forth in Section 4(a) of this Agreement), and (D) any other action which would reasonably be expected to, or is intended to, impede, prevent, delay or adversely affect, in any respect, the Offer or any of the other transactions contemplated by the MoU or this Agreement.

SECTION 5. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder hereby represents and warrants to Parent as follows:

(a) Authority; Binding Nature of Agreement. Shareholder has all legal right, power, authority and capacity to execute and deliver this Agreement, to perform Shareholder’s obligations hereunder, and to consummate the transactions contemplated hereby. If such Shareholder is an entity, the execution and delivery by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby have been duly and validly authorized by Shareholder and no other corporate, limited liability or similar actions or proceedings on the part of the Stockholder are necessary to authorize the execution and delivery by Shareholder of this Agreement, the performance by Shareholder of its obligations hereunder or the consummation by Shareholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and is a valid and binding agreement of Shareholder, enforceable against Shareholder in accordance with its terms. If Shareholder is an individual and is married, and any of the Subject Securities constitute community property under the laws of a State of the United States of America or spousal approval is otherwise necessary under applicable Law for this Agreement to be legal, binding and enforceable, such Shareholder’s spouse has delivered with this Agreement a Spousal Consent in the form attached hereto as Exhibit B and this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, Shareholder’s spouse, enforceable against Shareholder’s spouse in accordance with its terms.

(b) Non-Contravention; Consents.

(i) The execution by Shareholder of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, (x) except as may be required by applicable Laws known by Shareholder to be applicable to Shareholder or by which the Shareholder’s properties or assets (including the Subject Shares) are bound or affected and subject to satisfaction of the condition set forth in Sections 8.2(e) and 8.2(f) of the MoU, will not require any consent, approval, order, authorization or other action by, or filing with or notice to, any Person under, will not conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Shareholder (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any right to terminate, accelerate or cancel, or otherwise constitute a default under, any provision of any material Contract, or result in any change in the rights or obligations of any party under any material Contract, in each case to which Shareholder is a party or by which Shareholder or any of their respective assets is bound, (y) will not violate or conflict in any material respect with the Organizational Documents of Shareholder, if applicable, and (z) will not violate or conflict with any applicable Law known by Shareholder to be applicable to the Shareholder or by which Shareholder’s properties or assets (including the Subject Shares) are bound or affected and subject to satisfaction of the condition set forth in Sections 8.2(e) and 8.2(f) of the MoU, except, in each case, as have not and would not be reasonably expected to, individually or in the aggregate, interfere with Shareholder’s ability to perform in any respect Shareholder’s obligations hereunder; provided, however, that the Shareholder makes no representation or warranty with respect to the applicability to the Shareholder of any Laws which must be complied with by the Company or Parent in connection with the Transactions.

(ii) No authorizations, waivers, consents, filings, registrations or approvals are required to be made by Shareholder with, or obtained by Shareholder from, any Relevant Authority in connection with the performance by Shareholder of its obligations hereunder, except where the failure to obtain such authorizations, waivers, consents, filings, registrations or approvals, individually or in the aggregate, would not interfere with Shareholder’s ability in any material respect to perform his, her or its obligations hereunder.

(c) Title to Shares. As of the date of this Agreement, Shareholder Owns, free and clear of any Lien, and has good title to and full sole voting power with respect to the number of outstanding Company Shares and ADSs and the equity-based instruments giving the right to acquire Company Shares set forth in Exhibit A (in each case, to the extent entitled to vote). With respect to Subject Securities not held of record by Shareholder, or for which Shareholder is not the beneficial owner, as of the date hereof, Shareholder will Own, immediately prior to the Offer Acceptance Time, free and clear of any Lien, and will have, as at such time, good title to, such Subject Securities. Except as set forth in Exhibit A, as of the date of this Agreement, Shareholder does not Own, as of the date of this Agreement, any share of capital stock or options to purchase or rights to subscribe for or otherwise acquire any securities of the Company and has no other interest in with respect to any securities of the Company. None of the Company Shares and ADSs and the equity-based instruments giving the right to acquire Company Shares set forth in Exhibit A are subject to any stockholders’ agreement, proxy, voting trust or other agreement or arrangement with respect to the voting, sale or other disposition of such Subject Shares, except as set forth in this Agreement or as otherwise would not interfere with Shareholder’s ability to perform his, her or its obligations hereunder.

(d) Absence of Litigation. With respect to Shareholder, as of the date hereof, there is no action, suit, claim, proceeding, charge, arbitration or investigation pending against, or, to the knowledge of Shareholder, threatened in writing against Shareholder or any of Shareholder’s properties or assets (including the Subject Shares) before or by any Relevant Authority that would reasonably be expected to prevent or delay or materially impair the consummation by Shareholder of the transactions contemplated by this Agreement or otherwise impair Shareholder’s ability to perform its obligations hereunder.

(e) MoU. Shareholder has been represented by or had the opportunity to be represented by independent counsel of its own choosing and has had the right and opportunity to consult with its attorney, and to the extent, if any, that Shareholder desired, Shareholder availed itself of such right and opportunity, Shareholder and its representatives have carefully reviewed and understand the terms of this Agreement and the MoU and the exhibits thereto, Shareholder has had the opportunity to consult with its counsel in connection with this Agreement and Shareholder is aware of the contents thereof and its meaning, intent and legal effect, and Shareholder is competent to execute this Agreement and has executed this Agreement free from coercion, duress or undue influence. Shareholder understands and acknowledges that Parent is entering into the MoU in reliance upon Shareholder’s execution and delivery of this Agreement.

(f) Financial Advisor. No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other similar fee or commission from Parent or the Company in connection with this Agreement based upon any arrangement or agreement made by or on behalf of Shareholder in Shareholder’s capacity as such.

SECTION 6. REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Shareholder as follows:

(a) Due Organization. Parent is a Japanese corporation duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation.

(b) Authority; Binding Nature of Agreement. Parent has all requisite corporate power and authority and has taken all action necessary in order to authorize, execute and perform its obligations under this Agreement. Assuming that Shareholder has validly and properly entered into this Agreement, this Agreement is a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject, as to enforcement, to the General Enforceability Exceptions.

SECTION 7. NO OWNERSHIP INTEREST.

Nothing contained in this Agreement shall be deemed to vest in Parent or Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to Shareholder, and neither Parent nor Purchaser shall have the authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of the Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Shares to the extent such Subject Shares are entitled to be voted, except as otherwise provided herein.

SECTION 8. COVENANTS OF SHAREHOLDER

(a) Shareholder Information. Shareholder hereby agrees to permit Parent to publish and disclose in the Offer Documents, Shareholder’s identity and ownership of the Subject Securities and the nature of Shareholder’s commitments, arrangements and understandings under this Agreement; provided, however, no disclosure of such information relating to any Shareholder may be made who is not listed in the table under “Item 7. Major Shareholders and Related Party Transactions” of the Company’s Annual Report on Form 20-F for its fiscal year ended December 31, 2022. Notwithstanding the foregoing, Parent may make any disclosures about Shareholder that Parent reasonably determines, after consultation with counsel, is required to be disclosed by applicable Law, court process or obligations pursuant to any listing agreement with any domestic or foreign national securities exchange or domestic or foreign national securities quotation system.

(b) Non-Solicit. Prior to termination of this Agreement, Shareholder shall not, and, if not an individual, shall cause each of its controlled Affiliates, and its and their respective officers and directors (if applicable) not to, and will instruct any of its other Affiliates or its Representatives not to (i) solicit, initiate, endorse or knowingly encourage or knowingly facilitate the submission or announcement of any Alternate Proposal or any proposals or offers that constitute or would reasonably be expected to lead to an Alternate Proposal, (ii) furnish or disclose any non-public information regarding the Company to any Person in connection with, or in response to, an Alternate Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Alternate Proposal, or (iv) approve, recommend or enter into, any letter of intent or similar document, agreement or commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to an Alternate Proposal, in each of the foregoing clauses (i)-(iv) other than as permitted pursuant to the terms of the MoU. Shareholder shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person relating to any Alternate Proposal. Notwithstanding anything to the contrary provided in this Agreement, Shareholder or any of its Affiliates or Representatives shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with an Alternate Proposal in the event that the Company is permitted to take the actions set forth in the MoU with respect to such Alternate Proposal.

(c) Further Assurances. From time to time and without additional consideration, Shareholder shall (at Parent’s sole expense) execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, consents and other instruments, and shall (at Parent’s sole expense) take such further actions, as Parent may reasonably request to the extent reasonably necessary to carry out and further the intent of this Agreement. Shareholder shall not, and shall direct their Representatives not to, issue any press release or make any other public statement in its capacity as a shareholder of the Company with respect to this Agreement, the transactions contemplated hereby, the MoU, the Offer or the other transactions contemplated by the MoU without the prior written consent of Parent or unless required by applicable Law or securities exchange rule or requirement; provided, however, that nothing herein shall restrict Shareholder from consulting with its legal, financial or other advisors in connection with this Agreement, the MoU or the transactions contemplated hereby and thereby. If Shareholder acquires Ownership of any Company Shares or ADSs after the date hereof, unless this Agreement shall have been terminated in accordance with its terms, Shareholder shall deliver promptly and no later than two Business Days to Parent written notice of such acquisition of Company Shares or ADSs, which notice shall state the number of Company Shares or ADSs so acquired.

(d) Resignation. Without modifying or superseding any obligations of Parent under Section 3.4 of the MoU, unless this Agreement shall have been terminated in accordance with its terms, Shareholder hereby expressly and irrevocably undertakes to deliver to the Company Board (and a copy to Parent), no later than two Business Days following the date on which the Company publicly announces the Company Board Recommendation subject to consummation of the Offer, and in accordance with Section 2.3 of the MoU, a resignation letter, in the form set out in Exhibit C, from his/her office as [member and chairman of the Company Board]1 / [member of the Company Board and directeur général of the Company]2 /[member of the Company Board]3, subject to and with effect as from the occurrence of the Offer Acceptance Time / [and, with respect to the position of chairman only, with effect as from the exact moment in time where the Company Board votes the resolution acknowledging the resignation of Shareholder from his/her office as chairman (and not as member) of the Company Board]4.

(e) Co-Optation of New Members of the Company Board and Appointment of the new Chairman, the new Directeur Général and the new Directeurs Généraux Délégués. Subject to the commencement of the Offer (within the meaning of Rule 14d-2 promulgated under the Exchange Act), in accordance with and to the extent required by Section 3.2.1 of the MoU, unless this Agreement shall have been terminated in accordance with its terms, Shareholder, in its capacity as a shareholder of the Company [and/or member [and/or chairman]5 of the Company Board, as the case may be,]6 hereby expressly undertakes to:

[1]	Note to Draft: Include only for the chairman of the Company Board.
[2]	Note to Draft: Include only for the directeur général of the Company.
[3]	Note to Draft: Include only for board members other than the chairman and the directeur général.
[4]	Note to Draft: Include only for the chairman of the Company Board.
[5]	Note to Draft: Include only for the chairman of the Company Board.
[6]	Note to Draft: Do not include for the directeur général and the directeurs généraux délégués.

(i) [convene a meeting of the Company Board as soon as practicable and no later than five days after the Offer Acceptance Time in order to (w) acknowledge the resignation of the members (and chairman) of the Company Board, of the Directeur Général of the Company and the Directeurs Généraux Délégués of the Company that will have resigned, (x) appoint as new members (by way of co-optation) and as chairman, as the case may be, of the Company Board, with immediate effect, the persons whose names will have been provided reasonably in advance of such convening by Parent (the “New Board Members”), (y) appoint as new Directeur Général of the Company, with immediate effect, the person whose name will have been provided reasonably in advance of such convening by Parent, and (z) appoint, upon proposal of the new Directeur Général, as the case may be, new Directeur(s) Général(ux) Délégué(s), with immediate effect;]7

(ii) [attend such meeting of the Company Board]8 / [attend the meeting of the Company Board to be convened as soon as practicable and no later than five days after the Offer Acceptance Time in order to (w) acknowledge the resignation of the members (and chairman) of the Company Board, of the Directeur Général of the Company and of the Directeurs Généraux Délégués of the Company that will have resigned, (x) vote to appoint the New Board Members (by way of co-optation) and as chairman, as the case may be, of the Company Board, with immediate effect, (y) vote to appoint as new Directeur Général of the Company, with immediate effect, the person whose name will have been provided reasonably in advance of such convening by Parent, and (z) vote to appoint, upon proposal of the new Directeur Général, as the case may be, new Directeur(s) Général(ux) Délégué(s), with immediate effect;]9; and

(iii) [during such meeting of the Company Board, (x) acknowledge such resignation of the members (and chairman) of the Company Board, of the Directeur Général of the Company and of the Directeurs Généraux Délégués of the Company that will have resigned, and (y) vote to approve such appointment of (a) the New Board Members as members (by way of co-optation) and, as the case may be, as chairman, of the Company Board, with immediate effect, (b) the new Directeur Général of the Company, with immediate effect, (c) the new Directeur(s) Général(ux) Délégué(s), as the case may be, of the Company, with immediate effect;]10.

SECTION 9. SHAREHOLDER CAPACITY

Notwithstanding anything to the contrary in this Agreement, except as set forth in Sections 8(d) and 8(e), the parties hereto acknowledge that (a) Shareholder is entering into this Agreement solely in Shareholder’s capacity as a record owner and/or beneficial owner of the Company Shares and/or ADSs and not in Shareholder’s capacity as a director, chairman, officer or employee of the Company (if applicable) or in Shareholder’s capacity as a trustee or fiduciary of any Company Benefit Plans (if applicable), and (b) nothing in this Agreement is intended to restrict or affect any action or inaction of Shareholder or any representative of Shareholder, as applicable, serving on the Company Board or on the board of directors (or similar body) of any Subsidiary of the Company or as an officer or fiduciary of the Company or any Subsidiary of the Company, acting in such person’s capacity as a director, chairman, officer, employee or fiduciary of the Company or any Subsidiary of the Company. In particular, if Shareholder is a member of the Company Board, the parties acknowledge and agree that, pursuant to this Agreement, (i) in no event will Shareholder be obligated, in Shareholder’s capacity as a director, to vote in favor of the Company Board Recommendation or to vote in favor of any Pre-Merger Reorganization or Post-Merger Reorganization and (ii) following completion of the information and consultation of the Works Council, Shareholder will cast a vote, in Shareholder’s capacity as a director, if applicable, to decide to (x) proceed with the transactions contemplated by the MoU or (y) not proceed with the transactions contemplated by the MoU and terminate the MoU in accordance with Section 9.2(c) of the MoU.

[7]	Note to Draft: Include only for the chairman of the Company Board
[8]	Note to Draft: Include only for the chairman of the Company Board.
[9]	Note to Draft: Include only for the board member (not including the chairman) that will resign following the closing of the Merger
[10]	Note to Draft: Include only for the chairman of the Company Board.

SECTION 10. MISCELLANEOUS

(a) Termination. This Agreement and the obligations of Shareholder pursuant to this Agreement shall terminate upon the earliest to occur of (i) the date the MoU shall have been validly terminated pursuant to its terms, (ii) the Offer Acceptance Time, (iii) the mutual written agreement of the parties hereto to terminate this Agreement, or (iv) at the sole election of the Shareholder following any amendment to or modification of the MoU or the Offer to Purchase of the type prohibited by Sections 3.2.3(i)-(ii) and 3.2.3(iv)-(v) of the MoU. In the event of termination of this Agreement pursuant to this Section 10(a), this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided, however, that (x) this Section 10 shall survive any such termination, and (y) no such termination will relieve any party hereto from any liability for any fraud or intentional breach (as defined in the MoU) of this Agreement that was committed by such Shareholder prior to such termination.

(b) Amendment and Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned, in whole or in part, by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided that Parent may, without any consent required, assign its rights and obligations hereunder to any of its Affiliates. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the immediately preceding provisions of this Section 10(c), this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective permitted successors and assigns.

(d) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including Exhibit A and Exhibit B hereto) constitutes the entire agreement with respect to the subject matter hereof between the parties, and supersedes all other prior agreements, understandings and undertakings among the parties hereto or any of their Affiliates with respect to the subject matter hereof between the parties. This Agreement is not intended to, and does not confer upon any Person other than the parties hereto any rights or remedies hereunder.

(e) Severability. The terms and conditions of this Agreement shall be deemed severable and the invalidity or unenforceability of any term or condition shall not affect the validity or enforceability of the other terms or conditions hereof. If any term or condition of this Agreement (or any portion thereof), or the application of any such term or condition (or any portion thereof) to any Person or any circumstance, is invalid or unenforceable, (i) a suitable provision shall be negotiated in good faith by the parties and substituted therefor in order to carry out, so far as may not affect the interests of the party or parties concerned, as applicable, be valid and enforceable, the intent and purpose of such invalid or unenforceable provision or portion thereof, and (ii) the remainder of this Agreement and the application of such term or condition to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such term or condition, or the application thereof, in any other jurisdiction.

(f) Headings; Interpretation. The Section and paragraph headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. For the purposes of this Agreement: (i) words (including capitalized terms defined herein) in the singular include the plural and vice versa as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import, unless otherwise expressly provided, refer to this Agreement as a whole (including all Exhibits hereto) and not to any particular provision of this Agreement, and “Section” and “Exhibit” references are to the Sections and Exhibit to this Agreement unless otherwise expressly provided, (iii) the word “including” and words of similar import when used in this Agreement mean “including without limitation” unless otherwise expressly provided, (iv) all references to any period of days refer to the relevant number of calendar days unless otherwise expressly provided, (v) all Exhibits annex hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (vi) any capitalized terms used in any Exhibit but not otherwise defined therein, shall have the respective meanings assigned to those terms in this Agreement, (vii) all references to any Person include the successors and permitted assigns of that Person and (viii) all references to “law”, “laws” or to a particular statute or law shall be deemed to include any applicable Law.

(g) Expenses. Except as otherwise expressly provided in the MoU, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(h) Notices. All notices or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party hereto for whom it is intended, if delivered by registered or certified mail, return receipt requested, or by an international courier service, or if sent by email (provided that written confirmation of receipt of email is issued to the sender of the notice), and a hard copy of such notice is also delivered by international courier service one Business Day after transmission to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to Parent:

Renesas Electronics Corporation

3-2-24, Toyosu, Koto-ku

Tokyo 135-0061, Japan

Email:

Attention: General Counsel

with a copy to (which shall not constitute a notice to Parent):

Goodwin Procter LLP

520 Broadway Suite #500

Santa Monica, California 90401

Email: JOlsen@goodwinlaw.com; JHaggerty@goodwinlaw.com; JeanLee@goodwinlaw.com

Attention: Jon A. Olsen; John T. Haggerty; Jean A. Lee

and

Goodwin Procter (France) LLP

12 rue d’Astorg

75008 Paris, France

Email: wrobert@goodwinlaw.com

Attention: William Robert

If to Shareholder, to the address set forth on the signature page hereto.

Any notice given by mail or international courier service shall be effective when delivered. Any notice given by email after 17:00 (in the place of receipt) on a Business Day or on a day that is not a Business Day shall be deemed received on the following Business Day.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

(j) Jurisdiction. The Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10(h) shall be deemed effective service of process on such party.

(k) Waiver; Specific Performance.

(i) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(ii) The Parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its terms, and that monetary damages, even if available, would not be an adequate remedy therefor. Accordingly, the Parties hereto agree that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10(j), without the necessity of proving the inadequacy of money damages as a remedy (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally left blank]

Parent and Shareholder have caused this Agreement to be executed as of the date first written above.

RENESAS ELECTRONICS CORPORATION
a Japanese corporation

By:
Name:
Title:

Signature Page to Tender and Support Agreement

Parent and Shareholder have caused this Agreement to be executed as of the date first written above.

[SHAREHOLDER]

Address: [•]

Email:[•]

Signature Page to Tender and Support Agreement

Exhibit A

Subject Securities

Shareholder Name	Company Shares, including Company Shares represented by ADSs	Company Shares underlying Company Warrants	Company Shares underlying Company RSUs	Company Shares underlying Company Share Options	Total Company Shares

[Exhibit B]11

Spousal Consent

I, [•], spouse of [•], acknowledge that I have read the Tender and Support Agreement, dated as of [_____ __], 2023, to which this Consent is attached as Exhibit B (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock or other equity interests of the Company that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock or other equity interests of the Company subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock or other equity interests of the Company shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated:
[Name of Stockholder’s Spouse]

[11]	Note to Draft: To be included for applicable individuals only.

Exhibit C

[Name]

[Address]

[Date]

[Registered letter with acknowledgment of receipt] / [Fedex]

[Sting]

[•]

Attn. Board of directors

RE: Letter of resignation

Dear Madam / Sirs,

I hereby resign from my office(s) as [member and chairman of the board of directors (the “Company Board”)]12 / [member of the board of directors (the “Company Board”) and directeur général of the Company]13 / [member of the board of directors (the “Company Board”)]14 of [Sting], a [•] organized under the laws of France (the “Company”), subject to and with effect as from the occurrence of the Offer Acceptance Time (as this term is defined in the Memorandum of Understanding entered into on [•]between [PARENT], a [•] and the Company / [and, with respect to the position of chairman only, with effect as from the exact moment in time where the Company Board votes the resolution acknowledging my resignation from my office as chairman (and not as member) of the Company Board]15.

I hereby acknowledge that I have no claim of any nature whatsoever against the Company arising out of my office(s) as [member and chairman16 of the Company Board] / [member of the Company Board and directeur général of the Company]17 / [member of the Company Board]18 and confirm that, as a result of my resignation, I will not hold any position of director, directeur general, directeur général délégué, legal representative or member of any board or similar body of the Company or any of its subsidiaries.

Best regards,

[Shareholder]

[12]	Note to Draft: Include only for the chairman of the Company Board.
[13]	Note to Draft: Include only for the directeur général of the Company.
[14]	Note to Draft: Include only for the board members other than the chairman and the directeur général.
[15]	Note to Draft: Include only for the chairman of the Company Board.
[16]	Note to Draft: Include only for the chairman of the Company Board.
[17]	Note to Draft: Include only for the directeur général of the Company.
[18]	Note to Draft: Include only for the board members other than the chairman and the directeur général.